FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the 18th of May, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.

This Form 6-K is incorporated by reference into our Registration Statements on Form S-8 and Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-127467, Registration No. 333-126774 and Registration No. 333-129291).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd. (Registrant)

Date: May 18, 2006	By:	/s/ Donna Gershowitz
Title: V.P. General Counsel

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT

On November 14, 2005, M-Systems Flash Disk Pioneers Ltd. (the “Company” or “M-Systems”) acquired all the outstanding shares of Microelectronica Española S.A.U. (“MEE”), a Spanish corporation, which develops, manufactures and sells smart cards for the mobile and banking markets, for an aggregate net purchase price of $75.0 million. A description of this transaction is set forth in note 1.e to our audited consolidated financial statements for the year ended December 31, 2005 which were filed with the Securities and Exchange Commission on our report on Form 6-K on April 20, 2006.

Pursuant to Reg. S-X, Rule 11-02(c)(2)(i) the following unaudited pro forma condensed Combined Statement of Income has been prepared to give effect to the acquisition of all of the outstanding shares of MEE by the Company under the purchase method of accounting.

The following unaudited pro forma condensed Combined Statement of Income combines the historical statement of income of the Company and MEE. The unaudited pro forma condensed Combined Statement of Income for the year ended December 31, 2005 gives effect to the acquisition as if it had occurred on January 1, 2005 and combines the historical unaudited statements of income of the Company and MEE for such period.

The unaudited pro forma condensed Combined Statement of Income is not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed Combined Statements of Income should be read in conjunction with the respective historical financial statement and the notes thereto of each of the Company and MEE. The pro forma adjustments are based on available financial information and certain estimates and assumptions that the Company believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed Combined Statement of Income.

M-Systems Flash Disk Pioneers Ltd.
Unaudited Pro Forma Condensed Combined Statement of Income
(U.S. dollars in thousands, except share and per share data)

	M-Systems	MEE	Adjustments	Note		Pro forma
	For the year ended December 31, 2005	For the period from January 1, 2005 to November 14, 2005				For the year ended December 31, 2005

Revenues	$614,983	$22,820				$637,803

Costs and expenses:

Costs of goods sold	462,236	13,698	328	(1a	)	476,262
Research and development, net	37,456	1,913	-			39,369
Selling and marketing	33,523	1,004	1,166	(1a	)	35,693
General and administrative	12,143	1,619	-			13,762
In-process research and development write off	2,460	-	(2,460)	(1b	)	-

Total costs and expenses	547,818	18,234	(966)			565,086

Operating income	67,165	4,586	966			72,717
Financial and other income, net	15,013	2,484	(2,702)	(1c	)	14,795
Income before taxes on income	82,178	7,070	(1,736)			87,512
Taxes on income	(156)	(1,649)	574	(1d	)	(1,231)

Income after taxes on income	82,022	5,421	(1,162)			86,281
Equity in losses of an affiliate	(3,146)	-	-			(3,146)
Minority interest in earnings of a subsidiary	(26,236)	-	-			(26,236)
Net income	$52,640	$5,421	$(1,162)			$56,899

Basic net earnings per share	$1.46					$1.57

Diluted net earnings per share	$1.30					$1.40

Weighted average number of Ordinary Shares used in Computing basic net earnings per share	36,164,979					36,164,979

Weighted average number of Ordinary Shares used in Computing diluted net earnings per share	41,156,678					41,156,678

See Notes to Unaudited Pro forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statement

Note 1:

The pro forma condensed Combined Statement of Income for the year ended December 31, 2005, include the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2005.

(a) Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of MEE. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 5-10 years (see Note 2 below).
(b) Elimination of in-process research and development write-off.
(c) Elimination of interest income on M-Systems’ cash, cash equivalents and marketable securities used as the consideration in the acquisition. The interest income was calculated by multiplying the consideration paid by approximately 3.6%, which was the average return rate on the Company's cash and marketable securities investments during the period from January 1, 2005 to the date of acquisition of MEE (November 14, 2005).
(d) Tax effect of the amortization of intangible assets acquired.

Note 2:

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Weighted Average Amortization Period In Years
Customer relationships	6.9
Trade name	10
Technology	5